Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 2, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert S. Littlepage

Re:	Palantir Technologies Inc.

Form 10-K for the Year Ended December 31, 2021

Form 10-Q for the Interim Period Ended June 30, 2022

File No. 001-39540

Dear Ms. Etheredge and Mr. Littlepage:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated August 24, 2022, the Staff requested that Palantir Technologies Inc. (the “Company”) respond to the Staff’s comments regarding the above referenced Form 10-K (the “Form 10-K”) filed on February 24, 2022 (File No. 001-39540) and the above referenced Form 10-Q (the “Form 10-Q”) filed on August 8, 2022 (File No. 001-39540) within ten business days of receipt of the Comment Letter.

Pursuant to the Company’s request by telephone with Lisa Etheredge on September 1, 2022, the Company requests an extension of an additional ten business days so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response. The Company plans to provide a response to the Comment Letter on or before September 22, 2022.

Please do not hesitate to call me at (650) 565-3765 or Shannon R. Delahaye at (650) 565-3045 with any questions.

Sincerely,
/s/ Allison B. Spinner
Allison B. Spinner

cc:	Alexander C. Karp, Palantir Technologies Inc.

David Glazer, Palantir Technologies Inc.

Ryan D. Taylor, Palantir Technologies Inc.

Justin Laubach, Palantir Technologies Inc.

Scott Hsu, Palantir Technologies Inc.

Deeptha Mathavan, Palantir Technologies Inc.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

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